KW 3/3

15046413

SEC RECEIVED PROCESSING SECTION FEB 27 2015 WASH, D.C. 194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pride Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9127 Point Court
(No. and Street)

Fishers (City) Indiana (State) 46038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Reece (317) 564 - 2489
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Reece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pride Financial, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

KYNDRA PACKARD
Hendricks County
My Commission Expires
July 19, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pride Financial, Inc.

Financial Report

December 31, 2014

Certified Public Accountants

Pride Financial, Inc.

Financial Report

December 31, 2014

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pride Financial, Inc.

We have audited the accompanying financial statements of Pride Financial, Inc., which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Pride Financial, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pride Financial, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Pride Financial, Inc.'s financial statements. The supplemental information is the responsibility of Pride Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 18, 2015

Pride Financial, LLC

Statement of Financial Condition

Assets		December 31, 2014		December 31, 2013	
	Cash and cash equivalents	$	32,896	$	25,391
	Accounts receivable		760		25
	Income taxes receivable		12,679		15,655
	Prepaid expenses		24,000		18,000
	Deferred tax asset		739		794
	Total Assets	$	71,074	$	59,865
	Liabilities and Member's Equity				
Liabilities					
	Accounts payable	$	-	$	0
Member's Equity					
	Memberships		17,950		17,950
	Retained earnings		53,124		41,915
	Total Member's Equity		71,074		59,865
	Total Liabilities and Member's Equity	$	71,074	$	59,865

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Income

	For the Years Ended			
	December 31, 2014		December 31, 2013	
Revenues				
Commissions	$	42,184	$	37,720
Interest		15		10
Total Revenues		42,199		37,730
Operating Expenses				
Charitable Contributions		800		261
Office Expense		18,000		18,000
Marketing fees	$	-	$	-
State Licensing Fees		1,860		3,226
Professional Fees		7,299		8,606
Total operating Expenses		27,959		30,093
Net Income (Loss) Before Income Taxes		14,240		7,637
Income Tax (Benefit)		3,031		1,587
Net income (Loss)		11,209	$	6,050

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Member's Equity

	Memberships		Retained Earnings	
Balance, January 1, 2013	$	17,950	$	35,865
Net income				6,050
Balance, December 31, 2013		17,950		41,915
Net income		0		11,209
Balance, December 31, 2014	$	17,950	$	53,124

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Cash Flows

	For the Years Ended	
	December 31, 2014	December 31, 2013
Operating Activities		
Net income	11,209	6,050
Adjustments to reconcile income to net cash provided by operating assets and liabilities:		
Changes in operating assets and liabilities:		
Deferred taxes	55	1,587
Accounts receivable	(735)	0
Income taxes receivable	2,976	0
Prepaid expenses	(6,000)	6,000
Accounts payable	0	(533)
Net Cash Provided by (Used in) Operating Activities	7,505	13,104
Increase (Decrease) in Cash and Cash Equivalents	7,505	13,104
Cash and Cash Equivalents at Beginning of Year	$ 25,391	$ 12,287
Cash and Cash Equivalents at End of year	$ 32,896	$ 25,391

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Notes to Financial Statements
December 31, 2014

Note 1 – Significant Accounting Policies

Description of Business
Pride Financial, LLC is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from a marketing allowance that is received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Term of Existence
The latest date on which the Company is to dissolve is January 1, 2050, unless sooner dissolved in accordance with the Indiana Business Flexibility Act or the Company's Operating Agreement.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable
Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2014 and 2013. The Company paid no income taxes to its parent company during 2014 and 2013.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2014

Note 2 – Income Taxes

The Company is included in the consolidated federal income tax return of its parent, Sale Solutions, LLC. Income tax payables and receivables are amounts due to or from the parent company. For book purposed, the Company computes its federal income tax by applying the statutory rates to all its taxable income. Both companies have elected to be taxed as a regular consolidated corporation rather than as a partnership. Tax years prior to 2011 are no longer subject to tax examinations.

An allocation of current and deferred income taxes is as follows:

	2014	2013
Current State	1053	-
Current Federal	1923	-
Deferred State	0	520
Deferred Federal	55	1067
	$3031	$1,587

The deferred tax asset consists of a noncurrent timing difference in expensing start-up costs and a net operating loss carry-forward of which $505 is federal deferred tax and $234 is State deferred tax.

Note 3 – Related Party Transactions

One of the shareholders of Market Share, Inc. is also the owner of Sale Solutions, LLC, the 100% owner of the Company. Market Share, Inc. has agreed to pay all fixed expenses and some variable expenses of the Company at a cost of $2,000 per month for 2015. Pride Financial, LLC paid $0 and $18,147 to Market Share, Inc. in 2014 and 2013, respectively, for management fees, marketing services and operating expenses. In addition, the Company prepaid Market Share, Inc. $24,000 for fixed and variable expenses in 2014 for 2015.

Note 4 – Concentrations

All of the Company's commission revenues resulted from only three companies. Income from one of these companies accounted for approximately 66.0% of gross revenues in 2014. A new relationship established in 2013 represented 31.0% of gross revenue in 2014.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2014

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2014, the Company had net capital of $32,896, which was $27,896 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.0%.

Note 6 – Control Requirements

There are no amounts, as of December 31, 2014, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(l) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15d3-1

There were no reconciling items between the December 31, 2014 unaudited Focus report and this report.

Pride Financial, LLC
Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2014

Net Capital	
Member's equity	$71,074
Less Non-allowable assets	38,178
Net Capital Before haircuts on security position	32,896
Haircuts on securities	-
Net capital	$32,896
Aggregate Indebtedness	$ -
Net capital required based on aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$5,000
Excess Net Capital	$27,896
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$26,896
Percentage of Aggregate Indebtedness to Net Capital	0.0%

Pride Financial, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(1).

Pride Financial, Inc.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(1).

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pride Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pride Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pride Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(1) (the "exemption provisions") and (2) Pride Financial, Inc. stated that Pride Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Pride Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pride Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 18, 2015

Pride Financial, LLC
9127 Pointe Ct.
Fishers, IN 46037

EXEMPTION REPORT

To Whom It May Concern,

To the best of my knowledge and belief of Pride Financial, LLC (the Company), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under paragraph (k)(1) for the fiscal year ended December 31, 2014. This sub paragraph states:

(k) **EXEMPTIONS**

(1) The provisions of this rule shall not be applicable to a broker or dealer who limits its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to customers.

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

Thomas E. Reece

Thomas E. Reece
President